SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 30, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 Second Quarter Results

August 29, 2006: Smurfit Kappa Funding plc (formerly JSG Funding plc), incorporating Kappa Packaging (‘SKG’ or ‘the Group’), today announced results for the 3 months and 6 months ending June 30, 2006.

Overview

Smurfit Kappa Group was formed on December 1, 2005 through the merger of the operations of Jefferson Smurfit Group (‘JSG’) and Kappa Packaging (‘Kappa’).  The combination of JSG and Kappa creates a strong, focused player in paper-based packaging, with compelling strategic, operational and geographic fit. SKG is now a world leader in corrugated, a clear European leader in containerboard and has market leading positions, in both containerboard and corrugated, in Latin America.

As the merger of JSG and Kappa was completed on December 1, 2005, the reported financial performance of SKG, for the second quarter and first half of 2005, does not include the results of Kappa Packaging. Therefore, for the purposes of comparison year-on-year, results of the combined group for the second quarter and first half of 2005 are included in the table below.

	2Q ‘06	Combined 2Q ‘05	Change	H1 ‘06	Combined H1 ‘05	Change
	€ M	€ M	%	€ M	€ M	%

Net Sales	1,772	1,808	(2)%	3,520	3,508	—

EBITDA *	210	227	(7)%	382	422	(9)%

EBITDA Margin *	11.9%	12.6%	(6)%	10.9%	12.0%	(9)%

* Pre-exceptional EBITDA of subsidiaries only.

2006 Second Quarter Performance Review and Outlook

Gary McGann, Chief Executive Officer, commented “SKG’s second quarter results were up 22% on those of the first quarter. This was underpinned by improving European industry conditions, which have led to increased pricing momentum. Year on year, however, SKG’s financial performance does not yet show a corresponding improvement, as increasing variable costs dampen the impact of rising prices. Our Latin American operations again reported broad-based growth for the second quarter. Our mill system, in this region, is now operating at or close to capacity and projects are in progress to address this.

Better than expected corrugated demand growth and increasingly broad-based capacity rationalisation are the factors which are delivering and should sustain improving industry conditions. SKG will continue to assess its own capacity requirements and the cost profile of its existing mill system but it is now increasingly apparent that the European market is progressively coming into balance.

The steps we have taken and will continue to take, in terms of capacity rationalisation decisions, reflect our commitment to focus on value creation and to provide industry leadership within our chosen grades.

We are pleased to report that nine months into the life of the Smurfit Kappa Group both management teams and operations of the former companies are combining well. SKG’s scale, structure, focus and asset quality is significantly better than it was for either entity on a stand alone basis. We believe that the benefits of affirmative industry action will become increasingly apparent towards the latter half of 2006 and beyond. We believe SKG now has world class manufacturing capabilities and an increasingly competitive cost base. We are excited by the opportunities that this combination presents. With market leading positions across Europe and Latin America, SKG is uniquely positioned to capitalise upon the benefits of a balanced market in developed economies and the sustainable growth opportunities in Latin America and Eastern Europe.”

Contacts				Information

Gary McGann	Chief Executive Officer	Smurfit Kappa Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Smurfit Kappa Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Finance Director	Smurfit Kappa Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfitkappa@kcapitalsource.com

2006 Second Quarter Review

The reported financial performance of SKG, which does not include the results of Kappa Packaging for the second quarter or first half of 2005, are set out below.

	2Q ‘06	2Q ‘05	Change	2Q ‘06	1Q ‘06	Change	1H ‘06	1H ‘05	Change
	€ M	€ M	%	€ M	€ M	%	€ M	€ M	%

Net Sales	1,772	1,097	62%	1,772	1,748	1%	3,520	2,148	64%

EBITDA *	210	129	63%	210	172	22%	382	238	61%
		.
EBITDA Margin *	11.9%	11.8%	1%	11.9%	9.8%	21%	10.9%	11.1%	(2)%

* Pre-exceptional EBITDA of subsidiaries only.

Free cash flow	(43)	13	—	(43)	(90)	(52)%	(133)	(20)	—

Net debt at period end (including capital leases)	4,667	2,499	87%	4,667	4,644	—	4,667	2,499	87%

The European market environment continued to show improvement during the second quarter of 2006. Product price increases, for both kraftliner and recycled containerboard, were implemented towards the end of both the first and second quarters. Further price increases have been announced for September, 2006. The positive impact of these price increases has been significantly eroded by rising input costs. However, paper price increases are now contributing to rising margins in our mill system. SKG, as an integrated producer, continues to experience margin pressure in corrugated as a consequence of rising paper and other input prices. However, those increases are slowly but progressively being recovered in corrugated prices. In Latin America, SKG’s operations continued to report broad-based growth in the second quarter. In particular, Mexico continued to report good growth while political stability and a recent weakening of the currency contributed to continued growth in Colombia. It is not expected that political uncertainty in Mexico will materially affect business conditions in 2006. Venezuela also continues to report good growth while Argentina was modestly weaker year-on-year.

Second Quarter, 2006: Year on year financial performance

Including financial information for Kappa Packaging for the second quarter of 2005, net sales of €1,772 million in the second quarter of 2006, represent a 2% decrease on combined net sales of €1,808 million in the second quarter of 2005. EBITDA, before exceptional items, of €210 million decreased 7% compared to combined EBITDA of €227 million in the second quarter of 2005. This represents a margin of net sales of 11.9% and 12.6% respectively.

Second Quarter, 2006: Quarter-on-quarter financial performance

Net sales of €1,772 million in the second quarter of 2006, represent a 1% increase on net sales of €1,748 million in the first quarter of 2006. EBITDA, before exceptional items, of €210 million increased 22% compared to EBITDA of €172 million in the first quarter of 2006. This represents a margin of net sales of 11.9% and 9.8% respectively.

First Half, 2006: Year-on-year financial performance

Including financial information for Kappa Packaging for the first half of 2005, net sales of €3,520 million in the first half of 2006, represent a modest increase on combined net sales of €3,508 million in the first half of 2005. EBITDA, before exceptional items, of €382 million decreased 9% compared to combined EBITDA of €422 million in the first half of 2005. This represents a margin of net sales of 10.9% and 12.0% respectively.

Change in Accounting Policy: Stock compensation expense

The Group has adopted FRS 20, ‘‘Share-based Payment’’ from January 1, 2006. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The estimated stock compensation expense for the second quarter and first six months of 2006 amounted to €465,000 and €845,000 respectively. The second quarter and first six months of 2005 have been restated by €569,000 and €1,035,000 respectively, to reflect the estimated stock compensation expense on the adoption of FRS 20. The full year effect on 2005 results was €2,172,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves.  We are currently reviewing the appropriateness of the model used to calculate the stock compensation expense.

Product Market Overview

Europe

SKG’s second quarter results in Europe again reflect high input costs and margin pressure resulting from the slow but progressive implementation of paper price increases through the corrugated system. The demand environment in Europe continues to show improvement. Substantial inefficient, higher cost containerboard capacity has been closed by SKG and other European paper-based packaging producers. In addition to SKG’s announcements to close further higher cost capacity, other European producers also continue to announce the closure of uneconomic high cost mills. These factors have contributed to a better supply/demand environment in the European market and positive momentum on pricing. Improving market conditions have not yet translated into improved financial performance as a consequence of rising input costs, primarily energy and transport and the slow but progressive increase in corrugated prices. SKG’s energy costs increased by €37 million in Europe in the first half of 2006 (€23 million in the first quarter and €14 million in the second quarter) compared to the combined cost for JSG and Kappa in the comparable period in 2005.

A €50 per tonne increase was announced for both kraftliner and recycled containerboard in the first quarter to recover rising input costs. A further price increase, of €40 per tonne on kraftliner and €30 per tonne on recycled containerboard, was announced in June. These increases follow another cost driven price increase in both grades during the fourth quarter of 2005. The combination of these three price increases resulted in a total increase of approximately €75 per tonne for both kraftliner and recycled containerboard over the past 8 months. A further paper price increase, of €30 per tonne, has been announced for both grades for September, 2006.

As an integrated producer, the implementation of paper price increases has resulted in margin pressure while price increases are being implemented through the end product, corrugated. SKG announced corrugated price increases throughout Europe in the first quarter. By the end of the second quarter, a run rate increase of 4% was realised across SKG’s European corrugated system compared to prices at the end of 2005. These increases will continue, reflecting the fact that many corrugated prices are fixed to published paper price indices with a time lag. Index linked corrugated price increases are currently being implemented. This will have the effect of raising the European corrugated price increase to a run rate of over 6% in the second half.

SKG’s total combined European kraftliner and recycled containerboard volumes were unchanged in the second quarter on the comparable (combined) period in 2005 reflecting the impact of SKG’s capacity closures in 2006. SKG’s European kraftliner and recycled containerboard volumes increased 1% and 2% in the first half on the comparable (combined) period in 2005.

SKG’s European corrugated volumes decreased 2% in the second quarter but increased 1% in the first half when compared to the same (combined) periods in 2005. Volume growth of 1% in SKG’s corrugated system, in the first half, is lower than broader market growth of over 3% in the same period and reflects the impact of converting plant closures and product price initiatives.

SKG’s other European paper-based packaging businesses, Solid Board, Graphic Board, Sacks and Bag-in-Box, were impacted by a similar high input cost environment during the quarter. The combination of increased input costs, a competitive market environment and a lag in passing through primary product cost increases to end product pricing contributed to a difficult quarter to varying degrees in each of these businesses. A price increase of €30 per tonne on Solid and Graphic Board grades has been announced for September 1. A price increase of €50 per tonne has been announced for September in our sack kraft businesses.

Efficient Capacity Management

During the second quarter of 2006, SKG completed the closure of the five European recycled containerboard mills, announced during the first quarter, with a combined capacity of 270,000 tonnes. These closures are contributing to a better supply and demand balance within the Group while improving the overall cost profile and competitiveness of SKG’s existing mill system. SKG has also recently announced the closure of a further 70,000 tonnes of recycled containerboard at Lagamill in southern Sweden (which will also reduce the Group’s folding boxboard capacity by 20,000 tonnes). SKG has continued to rationalise its recycled containerboard capacity through permanent grade switches at the Nettingsdorfer and Sturovo mills from recycled containerboard to kraftliner. SKG has also permanently closed its PM2 machine in Mengibar in Spain. The impact on recycled grades, from these initiatives, is a reduction of 150,000 tonnes year on year. In addition, SKG has also closed its 60,000 tonne PM1 coated paper machine at Townsend Hook in the UK. The total impact of these closures, on SKG’s mill system, is 220,000 tonnes of recycled containerboard, 20,000 tonnes of folding boxboard and approximately 60,000 tonnes of coated paper.

SKG continues to review its production capacity and the cost profile of its mill base against the background of a competitive environment and the introduction of increasingly efficient recycled containerboard capacity into the European market. SKG is considering a further reduction in its recycled containerboard capacity within its overall mill system through a possible further closure later in 2006. As an integrated producer, however, SKG needs to manage the impact of any capacity re-alignments with its own internal paper requirements and the availability, price and quality of recycled containerboard in the open market.

European Disposals

SKG is at an advanced stage in the process of disposing of eight facilities as part of European Union (EU) approval of the merger of the operations of JSG and Kappa. SKG has received an extension to the deadline for disposal from the EU and expects to complete this process in the near future.

Synergies

Following the merger of the operations of JSG and Kappa, one of the Group’s key priorities is the delivery of sustainable synergy benefits of €160 million at the end of three years. Target synergy areas include paper mill rationalization, paper logistics and integration, optimization of the SKG corrugated system, purchasing savings and central and administrative overhead savings.

SKG’s synergy programme is on schedule with a target of delivering over €60 million of synergies in 2006. While the benefits of the programme started to flow through at the end of the second quarter, a significant impact of the programme will be reflected in SKG’s results for the second half of 2006. SKG’s target is for a synergy run rate of approximately €95 million per annum by the end of the 2006 calendar year.

Latin America

SKG’s Latin American operations reported another strong performance in the second quarter of 2006. SKG’s containerboard volumes, in the second quarter, declined 6% year-on-year, however, this primarily reflects maintenance downtime at the San Felipe mill in Venezuela. Flat volumes in containerboard, year-on-year, reflects the San Felipe maintenance shut and the fact that SKG is currently operating at close to full capacity in the Colombian and Venezuelan markets and is a net purchaser in Mexico. SKG’s corrugated volumes increased 4% and 6% in the second quarter and first half of 2006 on the comparable periods in 2005 respectively.

The Mexican economy continued to show robust growth in the second quarter reflecting continued strong export growth. SKG’s reported performance, during the second quarter, also reflects the positive impact of product price increases during the first quarter of 2006. Containerboard and corrugated volumes increased 4% and 12% in the first half respectively compared to the same period in 2005.

The Colombian economy continued to grow in the second quarter reflecting relative political stability, a recent weakening of the currency, low inflation and strong GDP growth. Volume growth, during the quarter, reflects both domestic demand and export growth. Containerboard volumes increased 1% while corrugated volumes increased modestly during the first half compared to the same period in 2005.

The Venezuelan economy also remains strong. SKG’s performance, during the second quarter, was impacted by maintenance downtime at our San Felipe mill for the installation of a new press section, adding 30,000 tonnes capacity. The installation is complete and the mill is now operating at full capacity. Containerboard volumes declined 13% during the first half, reflecting the impact of the San Felipe downtime. Venezuelan corrugated volumes increased 8% in the first half compared to the same period in 2005.

In Argentina, economic growth is slowing somewhat although export markets are robust. Slowing domestic growth reflects Government measures to control inflation. In addition, the paper-based packaging market is becoming increasingly competitive with a number of competitors having re-started paper machines. Paper pricing, however, remains the single biggest competitive issue in Argentina where competitive pressure is holding down paper pricing (and consequently corrugated pricing) despite upward cost pressure. SKG’s containerboard volumes increased 1% year-on-year while corrugated volumes decreased 6% in the first half compared to the same period in 2005.

Second Quarter, 2006: Cash Flows & Capital Structure

2006 second quarter cash flow combines the full three month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005, the 2005 second quarter comparative cash flow relates only to JSG.

Free cash flow, for the second quarter was a net outflow of €43 million compared to a net inflow of €13 million in the same period in 2005. The pre-tax loss in 2006 was strongly driven by exceptional costs primarily related to our synergy rationalization program, the major part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization reflecting the enlarged scale of the Group. The reduction in free cash flow in 2006 versus 2005 reflects mainly higher outflows for capital expenditure, taxation and working capital.

Capital expenditure at €63 million in the second quarter of 2006 represented 69% of depreciation. At €45 million, expenditure in the second quarter of 2005 represented 81% of depreciation.

Working capital increased by €63 million in the second quarter with higher debtors and, to a lesser extent, stocks offset by higher creditors.  As a percentage of annualized net sales, working capital of €639 million at June 2006, represented 9.0%, compared to 8.5% at March 2006.

Cash flows from financing and investment activity were modest in the second quarter of 2006 and amounted to a net outflow of €2 million. This, together with the free cash outflow of €43 million resulted in a total net cash outflow of €45 million in the quarter.

In the second quarter of 2005, the net inflow from financing and investment activity was €48 million and arose primarily from the sale of businesses and investments. The total of €48 million from the sale of businesses and investments comprised €25 million and €23 million in relation to the tissue business and The K Club respectively.  Together, the free cash flow for the second quarter of 2005 and the financing and investment surplus resulted in a net cash inflow of €61 million.

A positive currency adjustment on net debt of €21 million arose in the second quarter of 2006 primarily because of a relative strengthening of the euro against the U.S. dollar. In total, net borrowing in SK Funding increased by approximately €24 million to €4,646 million (€4,667 million including capital leases of €21 million) at June 2006 compared to €4,622 million (€4,644 million including capital leases of €22 million) at March 2006. If the PIK notes in Smurfit Kappa Holdings plc are included together with net cash in the companies above Smurfit Kappa Funding plc and the subordinated promissory note of €94 million payable to Kappa shareholders, the total net borrowing at the level of Smurfit Kappa Group Limited is €5,141 million at June 2006.

Summary cash flows for the 3 month and 6 month periods to June 30, 2006 and 2005 are set out in the following table:

Smurfit Kappa Funding plc

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30 2006	June 30 2005	June 30 2006	June 30 2005
	€ Million	€ Million	€ Million	€ Million

(Loss)/income before tax - subsidiaries	(52)	10	(115)	(58)
Exceptional items	52	(8)	77	(41)
Depreciation and depletion	91	55	185	110
Amortization of intangible assets	16	8	34	18
Non cash interest expense	2	8	5	40
Refinancing costs	—	—	—	53
Stock compensation expense	1	1	1	1
Working capital change	(63)	(19)	(138)	(32)
Capital expenditure	(63)	(45)	(140)	(83)
Change in capital creditors	(5)	4	(9)	(10)
Sale of fixed assets	—	9	9	10
Tax paid	(11)	(6)	(22)	(20)
Dividends from associates	3	3	3	3
Other	(14)	(7)	(23)	(11)

Free cash flow	(43)	13	(133)	(20)

Investments	—	(1)	(34)	(2)
Sale of businesses and investments	3	48	4	324
Dividends paid to minorities	(3)	(4)	(6)	(5)
Debt issue costs	—	—	—	(8)
Acquisition costs and fees	(2)	—	(3)	—
Transfer of cash from affiliates	—	5	1	5
Refinancing costs	—	—	—	(53)

Net cash (outflow)/inflow	(45)	61	(171)	241
Net cash disposed	—	1	—	(4)
Munksjö inter-company debt repaid	—	—	—	157
K Club inter-company debt repaid	—	92	—	92
Non-cash interest accrued	—	(1)	—	(12)
Currency translation adjustments	21	(32)	32	(62)

(Increase)/decrease in net borrowing (excluding leases)	€(24)	€121	€(139)	€412

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Net sales
Continuing operations	1,771,413	1,085,124	3,519,849	2,123,075
Discontinued operations	—	11,514	—	25,205
	1,771,413	1,096,638	3,519,849	2,148,280
Cost of sales	1,278,375	793,103	2,549,100	1,556,325
Gross profit	493,038	303,535	970,749	591,955
Net operating expenses	388,556	235,492	803,309	476,772
Reorganization and restructuring costs	70,689	2,186	111,957	11,792
Operating income subsidiaries
Continuing operations	33,793	65,702	55,483	105,147
Discontinued operations	—	155	—	(1,756)
	33,793	65,857	55,483	103,391
Share of associates’ operating income	3,966	2,445	6,104	3,498
Total operating income	37,759	68,302	61,587	106,889
(Loss) / income on sale of assets and businesses	(379)	8,362	1,978	45,324
Interest income	6,011	3,148	7,777	6,762
Interest expense	(89,039)	(59,843)	(175,293)	(126,230)
Loss from early extinguishment of debt	—	(4,018)	—	(80,434)
Other financial expense	(2,392)	(3,213)	(5,348)	(6,531)
Share of associates’ net interest	(674)	(347)	(1,172)	(579)
(Loss) / income before taxes and equity minority interests	(48,714)	12,391	(110,471)	(54,799)
Taxes on income	19,614	10,630	37,595	19,556
(Loss) / income before equity minority interests	(68,328)	1,761	(148,066)	(74,355)
Equity minority interests	1,162	3,660	3,783	5,321
Net loss for the period	€(69,490)	€(1,899)	€(151,849)	€(79,676)

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2005 have received an unqualified audit report and will be filed with the Irish Registrar of Companies in due course.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Packaging	1,303,418	771,240	2,601,170	1,515,687
Specialties	252,995	129,903	485,393	256,037
Europe	1,556,413	901,143	3,086,563	1,771,724
Latin America	215,000	195,495	433,286	376,556
	€1,771,413	€1,096,638	€3,519,849	€2,148,280

(Loss) / income before taxes and equity minority interests

		Restated(1)		Restated(1)
	3 months to	3 months to	6 months to	3 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Packaging	75,917	40,541	123,045	70,145
Specialties	16,094	9,700	26,383	14,656
Associates	3,564	1,784	5,563	2,815
Europe	95,575	52,025	154,991	87,616

Packaging	30,308	29,705	58,153	55,802
Associates	402	661	541	683
Latin America	30,710	30,366	58,694	56,485

Unallocated centre costs	(4,192)	(6,787)	(11,865)	(13,902)

Income before intangible assets amortization, interest and exceptional items	122,093	75,604	201,820	130,199
Amortization of intangible assets	(16,037)	(8,329)	(33,624)	(18,049)
Group net interest	(83,028)	(56,695)	(167,516)	(119,468)
Loss from early extinguishment of debt	—	(4,018)	—	(80,434)
Share of associates’ net interest	(674)	(347)	(1,172)	(579)

Income / (loss) before exceptional items	22,354	6,215	(492)	(88,331)

Reorganization and restructuring costs	(70,689)	(2,186)	(111,957)	(11,792)
(Loss) / income on the sale of assets and businesses	(379)	8,362	1,978	45,324
(Loss) / income before taxes and equity minority interests	€(48,714)	€12,391	€(110,471)	€(54,799)

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

		Restated(1)
	June 30, 2006	June 30, 2005
	€000	€000
Assets
Current assets
Cash	165,282	131,114
Accounts receivable and prepayments	1,440,166	931,573
Amounts due by affiliates	107	408
Amounts due by affiliates after more than one year	262,974	268,289
Inventories	681,865	402,619
Total current assets	2,550,394	1,734,003
Fixed assets
Investments	86,640	83,154
Property, plant and equipment	3,413,143	1,975,289
Intangible assets	2,495,531	1,305,717
Total fixed assets	5,995,314	3,364,160
Total assets	€8,545,708	€5,098,163

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	146,864	108,829
Accounts payable and accrued liabilities	1,519,166	1,033,596
Total current liabilities	1,666,030	1,142,425

Non current liabilities
Long term debt and other long term liabilities	4,559,088	2,442,753
Amounts due to affiliates	11,725	10,116
Provisions for liabilities and charges	270,596	185,368
Pension liabilities	650,094	373,777
Capital grants deferred	13,751	13,407
Minority interests (equity interests)	124,276	128,215
Total liabilities and minority interests	7,295,560	4,296,061

Shareholders equity
Share capital	40	40
Other reserves	1,701,247	937,405
Retained deficit	(451,139)	(135,343)
Shareholders’ equity	1,250,148	802,102
Total liabilities, minority interests and shareholders’ equity	€8,545,708	€5,098,163

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	6 months to	6 months to
	June 30, 2006	June 30, 2005
	€000	€000
(Loss) / income for the period
- Group	(151,507)	(80,143)
- Associates	(342)	467
	(151,849)	(79,676)

Translation adjustments on foreign currency net investments
- Group	5,912	(8,597)

Actuarial (loss) / gain recognized in retirement benefit schemes	(23,622)	20,239

Total recognized gains and losses relating to the period
- Group	(169,217)	(68,501)
- Associates	(342)	467
	€(169,559)	€(68,034)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	6 Months to	6 Months to
	June 30, 2006	June 30, 2005
	€000	€000

At beginning of year	1,418,862	869,101
(Loss) for the period	(151,849)	(79,676)
Actuarial (loss) / gain recognized in retirement benefit schemes	(23,622)	20,239
Stock compensation	845	1,035
Translation adjustments on foreign currency net investments	5,912	(8,597)
At end of period	€1,250,148	€802,102

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Reconciliation of net income to EBITDA, before exceptional items

		Restated (1)		Restated(1)
	3 months to	3 months to	6 months to	6 months to
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	€000	€000	€000	€000

Net losses	(69,490)	(1,899)	(151,849)	(79,676)
Equity minority interests	1,162	3,660	3,783	5,321
Taxation	19,614	10,630	37,595	19,556
Share of associates’ operating income	(3,966)	(2,445)	(6,104)	(3,498)
Loss / (income) on sale of assets and operations - subsidiaries	379	(8,362)	(1,978)	(45,324)
Reorganization and restructuring costs	70,689	2,186	111,957	11,792
Total net interest	83,702	61,060	168,688	200,481
Stock compensation expense	465	569	845	1,035
Depreciation, depletion and amortization	107,444	63,945	219,192	128,249
EBITDA before exceptional items	€209,999	€129,344	€382,129	€237,936

(1) The financial statements have been restated to reflect the estimated impact of implementation of FRS 20 ‘Share-based Payment’.

Smurfit Kappa Group Limited

Analysis of Net Debt

	June 30, 2006	June 30, 2005
	€’000	€’000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	7,634	2,011
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until conversion to Term Loan	15,438	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	485,361	1,739
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% euro & 2.375% US$	1,188,558	241,061
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% euro & 2.875% US$	1,188,558	255,878
Yankee bonds (including accrued interest) (4)	252,490	413,572
Bank loans and overdrafts / (cash)	(65,828)	(36,835)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	210,215	210,212
Total subsidiary debt	3,282,426	1,087,638
2012 Bonds (including accrued interest) (6)	986,416	1,017,846
2015 Cash pay subordinated notes (including accrued interest) (7)	377,375	377,687
Net debt	4,646,217	2,483,171
Capitalized leases	20,673	15,630
Net debt including leases - Smurfit Kappa Funding plc	4,666,890	2,498,801
2015 Senior PIK Notes - Smurfit Kappa Holdings plc (including accrued interest) (8)	381,184	340,858
Smurfit Finance Luxembourg Sarl PIK (9)	93,581	—
Newcos, Smurfit Kappa Corporation Ltd, Smurfit Kappa Holdings plc & Smurfit Finance Luxembourg cash	(455)	(317)
Net Debt including Leases - Smurfit Kappa Group Ltd	€5,141,200	€2,839,342

(1)	Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans - €0m, Drawn under Ancillary facilities and letters of credit - €7.6m).
(2)	Restructuring credit facility of €275 million (available under the senior credit facility).
(3a)	Term loan A due to be repaid in certain installments up to 2012.
(3b)	Term loan B due to be repaid in full in 2013.
(3c)	Term loan C due to be repaid in full in 2014.
(4)	7.50% senior debentures due 2025 of $292.3 million.
(5)	Receivables securitization floating rate notes maturing September 2011.
(6)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.
(7)	€217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.
(8)	€325 million 11.5% Senior PIK Notes due 2015.
(9)	9% Shareholder PIK maturing December 31, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: August 30, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer

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